An Open Letter to the Shareholders of Arizona Star from the Fully Independent Directors

Mr. Steve Kay and Mr. Paul Kostuik

November 22, 2004

Dear Fellow Shareholders:

At the Company's Annual General Meeting (AGM) on November 3, 2004 a group of shareholders apparently connected with Pan Atlantic Bank and Trust Limited of Barbados ("The Friedberg Group"), planned to replace the Company's Board of Directors and change management. This action was planned without any disclosure to the vast majority of Arizona Star Resource Corp.'s ("Arizona Star" or the "Company") shareholders. As fully independent Directors of the Company we would like to inform the shareholders of the facts in this situation, the status of the Cerro Casale project, their shareholder rights and offer our opinion of existing management.

Based on the concern that all of the shareholders be properly canvassed and all be able to vote regarding a proposed change of the Board of Directors and management, and after prior consultation with ourselves, the two fully independent Directors of Arizona Star, Roger Richer, President of the Company, proposed that the AGM be adjourned until December 16, 2004. This motion to adjourn the meeting was passed unanimously.

It is important to note that the current management and Board did not simply elect its director nominees for another year in lieu of adjournment of the AGM, although they could have done so legally.

Being ever mindful that appropriate corporate governance be practiced, we believe all of the Company's shareholders should be enfranchised. You are entitled to receive fair and full disclosure of all pertinent facts when voting your shares to elect the Company's Board of Directors, who will in turn hire management and help determine the future direction of the Company. We have been unable to confirm that The Friedberg Group has provided any disclosure whatsoever to any of you regarding their proposed slate of Directors, management or direction of the Company.

Management will be providing further information and mailing additional proxy materials to all shareholders well in advance of the reconvened Annual General Meeting to be held in Vancouver on Thursday, December 16, 2004. We encourage all the Company's shareholders to participate in this decision by voting their proxies and making their wishes known.

Who is the Friedberg Group and What are their Intentions?

The Independent Directors have learned that current Arizona Star director, Henry Fenig and his associates in The Friedberg Group planned to nominate and elect their slate of directors at the AGM, even though they did not hold a mandate from a majority of the Company's shareholders.

The questions to be asked are; Do the proposed new directors offer any independence for the shareholders at large? Are they unrelated to the largest shareholder? Are they more experienced in project development? Do they demonstrate greater successes and accomplishments?

Henry Fenig is Chief Financial Officer of Friedberg Mercantile Group and Vice President and Treasurer of FCMI Financial Corporation of Toronto. Mr. Fenig has served on Arizona Star's Board of Directors for the past three and a half years (since June 26, 2001) as the nominee of The Friedberg Group of Companies owned by Albert Friedberg and his family.

It is important to note that Mr. Fenig, and we, the fully independent Directors of the Corporation, voted in favour of management's direction for Arizona Star consistently over the last three years, including agreeing to the recent amendments to the binding Cerro Casale Shareholders Agreement that were announced in September. These amendments in part led to Placer Dome issuing "Certificate B" with respect to their ongoing efforts to raise financing for the project. So why does the Friedberg Group wish to change direction two months later? We understand that both Mr. Friedberg and Mr. Fenig have recently stated that they would prefer if Placer Dome did not finance Cerro Casale until metal prices were much higher than today's multi-year highs of gold and copper. Their apparent desire is that the ounces of gold stay in the ground as a "perpetual option on the gold price". They also apparently acknowledge that in the short term, if Placer delayed the development of Cerro Casale this would be negative for Arizona Star's share price. We continue to assert that it is in the best interests of the Arizona Star shareholder that the Cerro Casale Project be financed in today's robust metal markets and developed into a mine. However, as discussed below, the timing of this development is in the hands of Placer Dome, not Arizona Star or Bema Gold Corporation.

We note that Mr. Fenig has a fiduciary duty to all of the shareholders of Arizona Star. We request that he and his associates publicly disclose their intentions for the Company in advance of their efforts to entrench themselves by gaining control of its Board of Directors.

On a similar note, the question we ask shareholders to consider is "why change management?" We can state categorically that Bema has effectively and efficiently managed Arizona Star through the various stages of acquisition, discovery and pre-feasibility of the Cerro Casale deposit, and conducted the negotiations with Placer Dome to complete the exploration, produce a feasibility study, and if and when appropriate, finance the project through to production. Throughout the course, Bema management and the Arizona Star Board have safeguarded the interests of Arizona Star shareholders and significantly enhanced the value of their holdings. Furthermore, Bema has managed the affairs of Arizona Star in a very cost effective manner. The average cost to run the Company over the last two years has been approximately $300,000 per year. New stand alone management, with separate office expenses and support staff, including investor relations, would likely increase costs of running the Company by two or three fold.

A Great Future is Emerging for Cerro Casale

The Cerro Casale project is one of the world's largest undeveloped gold and copper deposits, owned indirectly by Placer Dome (51%), Arizona Star (25%) and Bema (24%). The project hosts measured and indicated mineral resources estimated at 25.4 million ounces of gold and 6.4 billion pounds of copper. The recently updated Placer Dome feasibility study contemplates a large-scale open pit mine that could produce approximately 975,000 ounces of gold and 130,000 tonnes of copper per year over an 18-year mine life. Assuming a copper price of $0.95 per pound, Cerro Casale's cash costs are projected at approximately $115 per ounce (net of copper credits). Total costs, including amortization and depreciation of capital, are projected at approximately $225 per ounce. Capital costs for the project are estimated at $1.65 billion and Placer Dome is required to arrange up $1.3 billion in project financing to retain their 51% interest.

We, the fully independent Directors, strongly endorse Bema's outstanding management of Arizona Star. Bema has provided the vision and foresight, a strong and competent management, integrity and leadership that has enabled our Company to get to where it is today as a 25% owner of a huge gold-copper project. There are contractual agreements in place for Placer Dome to endeavor to finance the project to production, and Placer is moving forward. Arizona Star and Bema's interests continue to be aligned going forward. Each can see its substantial share of the Cerro Casale project come to fruition through an equity contribution of approximately $100 million for each party's share of capital costs in excess of $1.3 billion. The Cerro Casale agreement in our view is an exceptional deal, whereby in addition to funding all cost through to feasibility, the earn-in partner is required to arrange approximately 90% of the project financing in order to maintain its 51% interest.

The question of production timing has arisen - sooner (4-5 years from now) or later (8-10 years from now)? The simple answer is that neither Arizona Star nor Bema can individually or collectively make that call. Both are (and have been since the Cerro Casale Shareholders Agreement was made 7 years ago) contractually obligated to follow Placer Dome into production, should Placer determine that the project can be financed under commercially reasonable and customary terms in accordance with the financing requirements of the Shareholders' Agreement. The timing of a production decision rests in Placer's hands, given that they have both an obligation and a right in that regard. If Placer determines that it is not appropriately fmanceable, then Arizona Star can agree or seek other remedies under the Shareholders Agreement with Placer Dome. Of course, rather than follow Placer into production, Arizona Star can always elect to sell its interest in Cerro Casale. This course of action is not being contemplated or discussed by the current Board, and would require a full vote by Arizona Star's shareholders.

We ask you, our shareholders, to re-elect the existing management nominated slate of directors who offer the best chance for the continuity of success as the Cerro Casale project evolves into a world-class mining operation. The existing slate of directors has practiced appropriate corporate governance at all levels in particular, safeguarding the interests of, communicating with, and managing on behalf of all shareholders and it will continue to do so. Your existing directors have individually demonstrated successes, and through their involvement over time been responsible for the successes of several companies. In our view, a production decision and financing for Cerro Casale will move Arizona Star to the next level of stock market valuation, which will continue to increase as the project is developed.

Sincerely yours,

Stephen J. Kay

S. Paul Kostuik

Director

Director

Stephen J. Kay, (Director since January 9, 1997)

Mr. Kay is a British-born geologist with 31 years of gold exploration and development experience in Europe, South Africa, South America and the United States. During his 10 years (1973-1983) with Gold Fields Group, he was responsible for the initial drilling of the 3 million ounce Mesquite gold deposit in California. With Amselco Exploration (BP Minerals) from 1983 to 1985, he was involved in the discoveries of the Colosseum Mine and the Yellow Aster Mine, both in California. From 1985 to 1993, he was founder and President of GD Resources Inc., a highly successful privately owned smelter of precious metal by-products from U.S. gold mines. Since 1993 he has been President, CEO, and a director of International Minerals Corporation. In addition he is President, CFO, and a director of Ventura Gold Corp. and also a director of Bema

Gold affiliates; Consolidated Puma Minerals Corp. and Victoria Resource Corporation (all Canadian junior public companies).

Paul Kostuik, (Director since November 2000)

Mr. Kostuik began his extensive mining career working in underground mines in several Canadian companies culminating in his appointment in 1968 as Technical Assistant to the President, Kerr Addison Gold. In 1970 Mr. Kostuik joined Molycorp Inc. in New York, assuming responsibility for its mining activities as Vice President, Mining and Exploration. Following success at developing what was at the time the largest open pit operation in North America, in 1974 Mr. Kostuik then joined Vulcan Materials Company, a Fortune 500 company and the world's foremost producer of construction aggregates, as President of its Southeast Division. He was promoted to Executive Vice president in 1977 with responsibility for all construction materials Divisions, and in 1980 he was elected to Vulcan's Board of Directors. During his tenure, production and sales were doubled and profits increased fourfold.

Mr. Kostuik was appointed President and COO of Quintette Coal Limited in 1985, serving a 7 year period on its Board of Directors, as well as on the Board of its major shareholder, Denison Mines Ltd. Following a successful long term sales contract arbitration and debt restructuring at Quintette, in 1992 Mr. Kostuik joined the Board of Directors of Jordex Resources. Two years later he was appointed President and CEO, during which time he successfully negotiated with Anglo American its purchase of 85% ownership in, and the commercialization of the world scale Loma de Hierro nickel project in Venezuela. He has also been a consultant to the mining industry since 1999.

Mr. Kostuik is a registered Professional Engineer in Ontario, and is a member of the American Institute of Mining Engineers, the Mining and Metallurgical Society of America and the Canadian Institute of Mining and Metallurgy. In the past he has served as Chairman of the Coal Association of Canada, Chairman of Queen's University Engineering Advisory Council and on the Executive Committee of the National US Stone Association. He holds BSc (Eng.) and MSc (Eng.) degrees in Mining Engineering from Queen's University, Canada.

For further information on Arizona Star Resource Corp. please email investor@arizonastar.com or visit our website at www.arizonastar.com. To speak to a representative of Management please contact:

Ian MacLean

Derek Iwanaka

Manager, Investor Relations

Investor Relations

(604) 681-8371

(604) 681-8371